Sub-Item 77C

Matter Submitted to a Vote of Security Holders of Calamos Convertible Opportunities and Income Fund. The Annual Meeting of Shareholders was held on June 25, 2004 where shareholders voted on the elections of trustees. With regard to the election, each trustee standing for election was elected by the shareholders as follows:

Trustees

# of Common

           and Preferred Shares

           For

Witheld

Nick P. Calamos

      41,509,226             430,398

                            # of Preferred Shares

Stephen B. Timbers

           For

Witheld

                            5,157

   910

The other Trustees of the Fund whose terms did not expire in 2004 are John P. Calamos, Sr., Joe F. Hanauer, John E. Neal, Weston W. Marsh and William R. Rybak.